OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

October 16, 2014

VIA EDGAR AND FEDERAL EXPRESS
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-12579
Dear Ms. Thompson:
Reference is made to the letter, dated September 18, 2014, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filing (the "Staff Comment Letter"), and the Company's response to that letter dated September 30, 2014. This letter is submitted on behalf of OGE Energy Corp. (the "Company") in response to the Staff Comment Letter acknowledging that:
i.the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings;
ii.Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
iii.the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please contact the undersigned at 405-553-3491.

Very truly yours,

/s/ Scott Forbes
Controller and Chief Accounting Officer